Exhibit 99.7

Star Fashion Culture Holdings Limited Announces Pricing of $8.60 Million Initial Public Offering

Xiamen, China, Oct. 11, 2024 (GLOBE NEWSWIRE) -- Star Fashion Culture Holdings Limited (“Star Fashion” or the “Company”) today announced the pricing on October 10, 2024 of its initial public offering of an aggregate of 2,150,000 shares of its Class A Ordinary Shares (“the Offering”). The Offering was priced at $4.00 per share.

In addition, the Company has granted the Underwriters a 30-day option to purchase up to an additional 322,500 shares of its Class A Ordinary Shares at the initial public offering price (“the Over-allotment”), less underwriting discounts and commissions.

Assuming that the Over-allotment is not exercised, the gross proceeds to Star Fashion from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by Star Fashion, is expected to be $8.60 million.

The shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “STFS” on October 11, 2024. The Offering is expected to close on October 15, 2024, subject to customary closing conditions.

Cathay Securities, Inc. (“Cathay”) is the representative for the offering, and  WestPark Capital, Inc. (“Westpark”） is an underwriter for the offering.  Loeb & Loeb LLP, Jingtian & Gongcheng and Ogier are acting as U.S., China, and Cayman Islands legal counsels to the Company, respectively, and Haneberg Hurlbert PLC is acting as U.S. legal counsel to Cathay for the Offering.

The Offering and resale registration statement is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-280198), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from:

Cathay Securities, Inc.
40 Wall Street
Suite 3600
New York, NY 10005
(855) 939-3888
service@cathaysecurities.com

In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Star Fashion Culture Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

About Star Fashion Culture Holdings Limited

Star Fashion Culture Holdings Limited  (NASDAQ:STFS ) is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. The company assists customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered.

Contacts

Star Fashion Culture holdings Limited  Investor Relations Contact:

12F, No.611, Sishui Road
Huli District,
Xiamen
People’s Republic of China
Tel: +86 13063138565
Email: hira@xmxing-ji.com